UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report August 30, 2019

Commission File No. 024-10865

CARDONE EQUITY FUND V, LLC

(the “Company”)

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital, LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

All correspondence:

Jillian Sidoti, Esq.

TROWBRIDGE SIDOTI

38977 Sky Canyon Drive – Suite 101

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

Item 9. Other Events

The Company recently acquired one 360 unit apartment building:

Cardone Capital Announces the Addition of a Bonus Property into Fund IV & Fund V

Aventura, FL - Real estate investment holding company Cardone Capital is pleased to announce that it is adding a bonus property, 10x Living at Breakfast Pointe, to Fund IV and Fund V, which now have a total of five properties equaling 2,014 units and a total property portfolio value of $472 million.

10x Living at Breakfast Pointe is a 360-unit multifamily complex in the heart of Panama City Beach, Florida. It is strategically situated along Highway 98 with excellent visibility, the community is within minutes of the beach, which is ranked #3 on Trip Advisor’s Top Beaches in the country. It also offers easy access to 1.2 million square feet of upscale retail, golf courses, and community attractions.

Built in 2007, along with excellent upkeep, the property is in superior condition. Located in a Class-A market with low supply and high demand, it features a resort style pool, detached garages, 24-hour fitness center and controlled access gates along with a full equipped screened-in lounge area. The 1, 2 and 3-bedroom units contain soaring 9-foot ceilings, ceiling fans, ceramic tile flooring, full equipped kitchens, in-unit washer and dryers and walk in closets.

Cardone Capital founder Grant Cardone points out that Panama City’s rental market has had a high growth rate over the past six years, a trend that’s expected to continue in the years to come.

“This property was so good, I did not want to wait until the next fund,” says Cardone. “I also wanted to reward our existing investors by adding this additional property. This is a tremendous opportunity for you and your family to become a part of something bigger than us all.”

Cash flow distributions start within 30 to 75 days after the investment has been made, and from there, investors are paid regularly every month.

“The time to invest in real estate is now,” says Vice President Ryan Tseko. “Especially with the stock market behaving how it is at the moment. I don’t think you’d be able to find a better investment deal anywhere. And at Cardone Capital you don’t have to be an accredited investor, so it’s open to anyone who’d like to see their money actually working for them.”

The addition of the new property ties in with the company’s plan to increase overall growth of the current portfolio 10x over the next five years.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone Equity Fund V, LLC

/s/ Grant Cardone

Grant Cardone, Manager of Cardone Capital, LLC

Manager

September 11, 2019

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